UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2024

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

Termination of Eurofarma License Agreement

In February 2019, NLS Pharmaceutics Ltd., or the Registrant, entered into a license agreement, or the EF License Agreement, with Eurofarma Laboriatorios S.A., or Eurofarma, to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified our obligation to advance development activities with respect to Nolazol in the United States.

On August 28, 2024, the Registrant agreed with Eurofarma to terminate the EF License Agreement effective as of September 30, 2024, or the Termination, and that neither party has any claims against the other party in relation to the EF License Agreement and the Termination.

Extraordinary Shareholders’ Meeting

Attached hereto and incorporated by reference herein is the Registrant’s, Notice of Meeting and Proxy Card for the Extraordinary Shareholders’ Meeting, to be held on October 3, 2024, or the Meeting. Only shareholders of record who hold common shares of the Registrant at the close of business on September 10, 2024, will be entitled to vote at the Meetings and any postponement or adjournments thereof.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting and Proxy Card for the Extraordinary Shareholders’ Meeting to be held on October 3, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 13, 2024	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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